Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES THAT INSIGHTEC AWARDED APPROVAL IN JAPAN FOR
TREATMENT OF PAIN PALLIATION CAUSED BY BONE METASTASES AND FOR ADVANCED
TREATMENT OF UTERINE FIBROIDS

Tel Aviv, Israel, November 25, 2014, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today that it was informed by InSightec Ltd. (“InSightec”) that Japan’s Ministry of Health, Labor and Welfare (MHLW) has approved InSightec’s MR-guided Focused Ultrasound (MRgFUS) system for the treatment of pain palliation caused by bone metastases and advanced treatment for women with uterine fibroids. As a result, InSightec may expand its product portfolio for the Japanese market.

MHLW has also approved the advanced treatment for women with uterine fibroids. This advanced treatment provides additional treatment options and shortens treatment time, allowing physicians to better monitor the procedure.

GE Healthcare is the holder of the above mentioned approval and distributor of ExAblate in Japan.

The Company holds approximately 89% of the share capital of Elbit Medical Technologies Ltd. (TASE: EMTC-M) (on a fully diluted basis) which, in turn, holds approximately 37.6% of the share capital in InSightec (and 33.3% on a fully diluted basis).

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, the Company operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; and (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “would,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, the expansion of InSigthec's product portfolio in Japan, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2013, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Ron Hadassi
Chairman and Acting CEO
Tel: +972-3-608-6048
ron@elbitimaging.com